UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                       PACIFIC BASIN BULK SHIPPING LIMITED
                                 Name of Issuer

                      COMMON SHARES, PAR VALUE U.S. $0.7327
                         (Title of Class of Securities)

                                     694027
                                  CUSIP Number


         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 pages

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CUSIP NO. 694027                       13G                PAGE  2   OF  9  PAGES


 1        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ABERDEEN ASSET MANAGEMENT PLC (FORMERLY KNOWN AS ABERDEEN TRUST PLC)
           I.R.S. IDENTIFICATION NUMBER: N/A

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)  [ ]
                                                                      (b)  [X]

 3        SEC USE ONLY

 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          SCOTLAND, UNITED KINGDOM

                             5        SOLE VOTING POWER

         NUMBER OF                            0
          SHARES
       BENEFICIALLY          6        SHARED VOTING POWER
         OWNED BY
           EACH                               0
         REPORTING
          PERSON             7        SOLE DISPOSITIVE POWER
           WITH
                                               0
                             8        SHARED DISPOSITIVE POWER

                                               0

 9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        0

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

                      [ ]

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0%

12           TYPE OF REPORTING PERSON*

                      HC

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 694027                    13G                   PAGE  3   OF  9  PAGES


 1        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ABERDEEN ASSET MANAGEMENT ASIA LIMITED (FORMERLY KNOWN AS ABTRUST FUND MANAGERS (SINGAPORE) LIMITED)
          I.R.S. IDENTIFICATION NUMBER: N/A

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [ ]
                                                                    (b)  [X]

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          INCORPORATED IN BERMUDA; RESIDENT IN REPUBLIC OF SINGAPORE

                             5        SOLE VOTING POWER

         NUMBER OF                            0
          SHARES
       BENEFICIALLY          6        SHARED VOTING POWER
         OWNED BY
           EACH                               0
         REPORTING
          PERSON             7        SOLE DISPOSITIVE POWER
           WITH
                                              0

                             8        SHARED DISPOSITIVE POWER

                                              0

 9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

                      [ ]

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0%

12           TYPE OF REPORTING PERSON*

                      IA (INVESTMENT ADVISER REGISTERED WITH THE MONETARY AUTHORITY OF SINGAPORE (SEE ATTACHED EXHIBIT B))

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            PAGE 4  OF  9  PAGES

Item 1(a) Name of Issuer:

         PACIFIC BASIN BULK SHIPPING LIMITED

Item 1(b) Address of Issuer's Principal Executive Offices:

         ASIAN PACIFIC FINANCE TOWER
         3 GARDEN ROAD
         CENTRAL, HONG KONG


Item 2(a) Name of Person Filing:

         1.  ABERDEEN ASSET MANAGEMENT PLC (FORMERLY KNOWN AS ABERDEEN TRUST
             PLC)

         2. ABERDEEN ASSET MANAGEMENT ASIA LIMITED (FORMERLY KNOWN AS ABTRUST FUND MANAGERS (SINGAPORE) LIMITED)


Item 2(b) Address of Principal Business Office or, if none, Residence:

         1.  1O QUEEN'S TERRACE
             ABERDEEN AB9 IQJ, SCOTLAND
             UNITED KINGDOM

         2.  88A CIRCULAR ROAD
             REPUBLIC OF SINGAPORE

Item 2(c) Citizenship:

         1.  INCORPORATED IN SCOTLAND, UNITED KINGDOM

         2.  INCORPORATED IN BERMUDA

Item 2(d) Title of Class of Securities:

         COMMON SHARES, PAR VALUE OF U.S. $0.7327

Item 2(e) CUSIP Number:

         694027

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


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                                                            PAGE 5  OF  9  PAGES

                  (a) [  ] Broker or Dealer registered under Section 15 of the
                  Act

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act

                  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

                  (d) [ ] Investment Company registered under section 8 of the Investment Company Act

                  (e) [ X ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (ABERDEEN ASSET MANAGEMENT ASIA LIMITED (FORMERLY KNOWN AS ABTRUST FUND MANAGERS (SINGAPORE) LIMITED - SEE ATTACHED EXHIBIT B.)

                  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

                  (g) [ X ] Parent Holding Company, in accordance with ss. 240.13d-1(b)(ii)(G) (ABERDEEN ASSET MANAGEMENT PLC (FORMERLY KNOWN AS ABERDEEN TRUST PLC)

                  (h) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership

                  (a) Amount Beneficially Owned:

                           0

                  (b) Percent of Class:

                           0%

                  (c) Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote
                                         0
                           (ii)     shared power to vote or to direct the vote
                                         0
                           (iii) sole power to dispose or to direct the disposition of
                                         0
                           (iv) shared power to dispose or to direct the disposition of
                                         0

                                                            PAGE 6  OF  9  PAGES

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company


Item 8.           Identification and Classification of Members of the Group

                  N/A

Item 9.           Notice of Dissolution of Group

                  N/A

Item 10. I.       Certification by Aberdeen Asset Management PLC

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect. Further, after reasonable inquiry and to be best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date: February 13, 1998

                  SIGNATURE.                       ABERDEEN ASSET MANAGEMENT PLC

                                                     By: /S/ BEV HENDRY
                                                         -----------------------
                                                     Name:  Bev Hendry
                                                     Title: Director

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                                                            PAGE 7  OF  9  PAGES

         II.      Certification by Aberdeen Asset Management Asia Limited

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect. Further, after reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date: February 13, 1998

                  SIGNATURE.              ABERDEEN ASSET MANAGEMENT ASIA LIMITED

                                                     By: /S/ BEV HENDRY
                                                         -----------------------
                                                     Name: Bev Hendry
                                                     Title: Authorized Signatory


                  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

                           ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS
                OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
                1001).

                                                            PAGE 8  OF  9  PAGES

                       EXHIBIT A - JOINT FILING AGREEMENT

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G, dated February 13, 1998, with respect to the shares of common stock and warrants of Pacific Basin Bulk Shipping Limited is, and any further amendments thereto executed by each or any of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

         This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.



Date:  February 13, 1998               ABERDEEN ASSET MANAGEMENT PLC



                                       By: /S/BEV HENDRY
                                           -------------------------------------
                                       Name:  Bev Hendry
                                       Title: Director



Date:  February 13, 1998               ABERDEEN ASSET MANAGEMENT ASIA LIMITED

                                       By: /S/BEV HENDRY
                                           -------------------------------------
                                       Name: Bev Hendry
                                       Title: Authorized Signatory

                                                            PAGE 9  OF  9  PAGES

                            EXHIBIT B - UNDERTAKINGS


         To alleviate any concern that the Securities and Exchange Commission (the "SEC") may have in regard to "substantial enforcement difficulties" against foreign entities, the undersigned, Aberdeen Asset Management PLC and Aberdeen Asset Management Asia Limited, hereby undertake to furnish or make available to the SEC in the United States, at its request, the information which would otherwise be required to be furnished in response to the disclosure requirements of Schedule 13D with respect to Aberdeen Asset Management PLC and Aberdeen Asset Management Asia Limited and any supporting material or documents necessary to verify the accuracy of such information.


Dated: February 13, 1998

                                         ABERDEEN ASSET MANAGEMENT PLC


                                         By: /S/ BEV HENDRY
                                             -----------------------------------
                                         Name: Bev Hendry
                                         Title: Director

                                         ABERDEEN ASSET MANAGEMENT ASIA  LIMITED


                                         By: /S/ BEV HENDRY
                                             -----------------------------------
                                         Name: Bev Hendry
                                         Title:    Authorized Signatory